CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 19th 2007

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K an Overseas Regulatory Announcement in relation to the Company’s buyback and cancellation of some of its 8.75% Senior Notes due 2015 (which are listed on the Singapore Stock Exchange) with a total principal value of USD16,850,000. The Announcement has been filed with the Stock Exchange of Hong Kong Limited.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Tai Kwok Hung
Name:	Tai Kwok Hung
Title:	Company Secretary

Dated: December 19th, 2007

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

OVERSEAS REGULATORY ANNOUNCEMENT

Please refer to the attached announcement made today by the Company to the Singapore Stock Exchange on which the 8.75% Senior Notes due 2015 of the Company are listed.

By Order of the Board

City Telecom (H.K.) Limited

Tai Kwok Hung

Company Secretary

Hong Kong, 19th December 2007

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

CITY TELECOM (H.K.) LIMITED

(Incorporated in Hong Kong with limited liability)

US$125,000,000 – 8.75% Senior Notes due 2015

Senior Notes Buyback and Cancellation

The board of directors (“Board”) of City Telecom (H.K.) Limited (“Company”) announces that the Company has bought back (by way of market acquisition) some of the Company’s 8.75% Senior Notes due 2015 (which are listed on the Singapore Stock Exchange), particulars thereof are as follows:-

Principal value	Total consideration paid (including accrued interest and excluding broker’s commission)	Date of purchase	Date of settlement
USD3,000,000	USD3,033,125.00	14th December 2007 (US time)	19th December 2007 (US time)

The above Senior Notes bought back will be cancelled forthwith.

As at the date of this announcement, the cumulative principal value of Senior Notes bought back amounts to USD16,850,000 and the principal value of Senior Notes remaining in issue is USD108,150,000.

By Order of the Board

Lai Ni, Quiaque

Executive Director and Chief Financial Officer

Hong Kong, 19 December 2007